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June 22, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Loan Lauren Nguyen, Legal Branch Chief Kevin Dougherty, Staff Attorney

Re:	Brookfield Renewable Partners L.P.

Amendment No. 1 to the Registration Statement on Form F-3

Filed June 22, 2020

File No. 333-237996

Dear Ladies and Gentlemen:

We are submitting this letter on behalf of Brookfield Renewable Partners L.P. (“BEP” or the “Registrant”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated June 19 2020, relating to the Registration Statement on Form F-3 (Registration No. 333-237996) of the Registrant originally filed with the Commission on May 4, 2020, as amended (the “Registration Statement”) and the Registrant’s response letter dated June 4, 2020. Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Registrants have revised the Registration Statement in Amendment No. 1 to update other disclosure. Unless otherwise indicated, defined terms used herein have the meanings set forth in Amendment No. 1.

Response dated June 4, 2020

Exchanges of BEPC Exchangeable Shares for BEP Units, page 12

1.

In your response to prior comment 1, you state that in connection with the primary exchange right, while the BEP unit is being delivered by BEPC, it is BEP that is issuing the BEP units, not BEPC. Please revise to explain the difference between the “issuance” and “delivery” of the BEP units by BEP and BEPC. In this regard, please explain the delivery obligation of BEPC and clarify when such obligation would occur.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 14 and 15 of Amendment No. 1 to provide the requested explanations and clarifications.

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Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 880-6363.

Sincerely,

TORYS LLP

/s/ Mile T. Kurta
Mile T. Kurta

cc:

Sachin Shah, Chief Executive Officer

Brookfield Renewable Partners L.P.

Richard Hall, Esq.

Cravath, Swaine & Moore LLP

David J. Perkins, Esq.

Cravath, Swaine & Moore LLP